Exhibit 99.1

TransAlta Announces Outlook and Continuing Strong Cash Flow for 2022

CALGARY, AB, Jan. 18, 2022 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) announced today its financial outlook for 2022.

Highlights

  Comparable EBITDA range of $1.065 billion to $1.185 billion
  Free Cash Flow ("FCF") range of $455 million to $555 million or FCF per share range of $1.68 to $2.05
  Sustaining capital range of $150 million to $170 million
  Continued delivery of TransAlta's Clean Electricity Growth Plan by reaching final investment decision on 400 to 500 MW of additional clean energy projects across Alberta, the United States and Australia to deliver $50 million to $70 million of incremental EBITDA

"We are pleased to announce that our annual outlook highlights continuing strong cash flow expectations for 2022. Our fleet remains well positioned to capture the ongoing strength we see in the Alberta merchant market. We also remain focused on growth that creates value for our shareholders as we work to deliver on our 2 GW renewables growth target by 2025. In 2021, our team secured 600 MW of new renewables projects demonstrating our competitiveness and capability to deliver our growth strategy across all our geographies," said John Kousinioris, President and Chief Executive Officer of TransAlta.

"2022 marks our transition off coal in Canada. With the completion of all our coal-to-gas conversions, and with our renewables growth plan well underway, we have adopted a more ambitious target of 75 per cent emissions reduction over 2015 levels by 2026. We are also proud to be the first publicly-traded electricity company in Canada to commit to setting a science-based emissions reduction target. We are excited for another great year of execution and ESG performance for TransAlta," added Mr. Kousinioris.

2022 Strategic Priorities
In addition to meeting the financial targets set out in the outlook, the Company is focused on the following key priorities for 2022:

  Continue execution of the Clean Electricity Growth Plan for 2022 to 2025 by reaching final investment decision on 400 to 500 MW of additional clean energy projects across Canada, the United States and Australia
  Achieve commercial operation of the Garden Plain wind project and Northern Goldfields solar and storage project in 2022
  Progress the construction of the White Rock wind facilities for commercial operation in 2023
  Expand our development pipeline
  Recontract the Sarnia, Pingston and Upper Mamquam facilities
  Progress the rehabilitation of Kent Hills targeting a safe return of the wind facility to full operations by 2023
  Maintain an effective response to COVID-19 and a safe return to office

ESG Targets
The Company has a comprehensive and ambitious set of environment, social, and governance ("ESG") targets which supports the long-term success of our business and highlights our ESG value proposition. These targets include:

Environment

  Achieve a company-wide reduction of greenhouse gases emissions ("GHG") of 75 per cent over 2015 levels by 2026
  Discontinue coal generation in the United States by the end of 2025
  Develop new renewable projects and power offerings that support customer sustainability goals by delivering low cost, reliable and clean energy solutions

Social

  Achieve at least 40 per cent female employment among all employees by 2030
  Maintain equal pay for women in equivalent roles as men
  Support equal access to all levels of education for youth and Indigenous peoples through financial support and employment opportunities
  Provide Indigenous cultural awareness training to all TransAlta employees by the end of 2023

Governance

  Achieve 50 per cent female representation on the board of directors of the Company by 2030
  Maintain our position as a leader in integrated ESG disclosure

2022 Financial Outlook
Comparable EBITDA is estimated to be between $1.065 billion to $1.185 billion. The midpoint of the range represents continued strong performance compared to historical levels. The Company expects comparable EBITDA for 2022 to be impacted by a number of factors, including:

  Continuing strong merchant pricing levels in Alberta and the Pacific Northwest though at a lowered target price range than 2021 for both regions. Lower year-over-year pricing in Alberta is expected to be driven by fewer planned outages and the expected additions of new wind and solar supply including TransAlta's new Windrise wind facility and Garden Plain wind facility, expected to achieve commercial operation in late 2022. Lower year-over-year pricing in the Pacific Northwest will be impacted by natural gas prices and hydro generation
  Continuing outage of Kent Hills 1 and 2 with remediation efforts for foundations expected to commence during the second quarter of 2022 with the aim of fully returning the wind facility to service by the end of 2023
  Adjusted performance expectations from the Energy Marketing segment due to exceptional performance achieved in 2021
  Full year of EBITDA contributions from the Windrise and North Carolina solar asset additions

The Company expects sustaining capital to be in the range of $150 million to $170 million. The midpoint for the range represents a 25 per cent decrease from the midpoint of the 2021 outlook. This is driven by fewer planned maintenance outages at the thermal fleet in Alberta due to completion of gas conversions that occurred in 2021, partially offset by increased sustaining capital expenditures at Sarnia for a planned major maintenance, as well as increased dam safety and major maintenance across our Hydro fleet. The Kent Hills foundation rehabilitation capital expenditure has been segregated from our sustaining capital range due to the extraordinary and rare nature of this expenditure. The initial estimate range for the rehabilitation at Kent Hills is between $75 million to $100 million with approximately $40 million to $60 million estimated to be incurred in 2022.

FCF is expected to be between $455 million and $555 million and excludes impact of rehabilitation capital expenditures required at Kent Hills. The midpoint of the range represents a 5 per cent decrease from the 2021 outlook midpoint largely driven by lower Alberta power pricing, a return to normal performance from Energy Marketing, and a step-up in mine reclamation expenditures, partially offset by the contribution from new assets and lower expected sustaining capital.

The following table summarizes and provides additional details pertaining to our 2022 outlook:

Measure (millions)	2022 Target	2021 Target (as at Q3 2021)
Comparable EBITDA(1)	$1,065 to $1,185	$1,200 to $1,300
FCF (1)	$455 to $555	$500 to $560

Range of key power price assumptions:

Market	2022 Power Prices	2021 Power Prices
Alberta Spot ($/MWh)	$80 to $90	$95 to $105
Mid-C Spot ($/MWh)	US$45 to US$55	US$50 to US$60
AECO Gas Price ($/GJ)	$3.60	$3.45

Alberta spot price sensitivity: a +/- $1/MWh change in spot price is expected to have a +/- $10 million annualized impact on Comparable EBITDA.

Other assumptions relevant to 2022 financial outlook (millions):

Sustaining capital(2)(3)	$150 to $170
Energy marketing gross margin	$95 to $115

Alberta Hedging – assumptions full year 2022:

Hedged production (GWh) (4)	6,278
Hedge price ($/MWh)	$75
Hedged gas volumes (GJ) (5)	50 million
Hedge gas price ($/GJ)	$2.75

(1)	These items are not defined under IFRS. Presenting these items provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Free Cash Flow, Discussion of Segmented Comparable Results, and Earnings and Other Measures on a Comparable Basis sections of TransAlta's 2021 third quarter management discussion and analysis for additional information.
(2)	Excludes payments associated with finance leases.
(3)	Excludes Kent Hills rehabilitation capital.
(4)	Represents approximately 75 per cent of expected Alberta thermal production.
(5)	Represents approximately 55 per cent of expected Alberta thermal fuel requirements.

Segmented Financial Reporting
During the fourth quarter of 2021, the Company changed its segmented reporting disclosures to align with the Company's Clean Electricity Growth Plan. The segment reporting changes reflect a corresponding change in how management and the Chief Executive Officer assess the performance of the Company. The Company's revised segmentation will take effect with its year-end annual report as follows:

  Elimination of the Alberta Thermal and Centralia segments
  Reorganization of the North American Gas and Australia Gas segment into a new "Gas" segment
  The Alberta Thermal facilities that have been converted to gas will be included in the redefined "Gas" segment. This will include the off-coal agreement with the Province of Alberta
  The legacy coal assets (not converted to gas) previously included in Alberta Thermal, the Centralia facility, Centralia mine and the Highvale mine will be included in a new "Energy Transition" segment
  No changes will be made to the Hydro, Wind and Solar or Energy Marketing segments.

The new segments to be reported in our year-end financial report are summarized as follows: Hydro, Wind and Solar, Gas, Energy Transition, Energy Marketing, and Corporate.

The full details of the approved ESG targets are now available at www.transalta.com/sustainability. More information in regard to ESG targets and the Company's ESG performance will be included in the Company's integrated annual report for the year-ended December 31, 2021.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy-efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-looking Information
This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "plan", "expected", "estimated", "will", "continue", "goal", "target" and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: the Company's financial outlooks for 2022, including Comparable EBITDA, free cash flow, energy marketing gross margin, and sustaining capital; the sensitivity of Comparable EBITDA to Alberta spot prices;  TransAlta's Clean Electricity Growth Plan, and associated incremental EBITDA; extent of emission reductions and ability to achieve other ESG targets in 2022 and beyond; achieving final investment decisions on 400 to 500 MW of additional development projects across Canada, the United States and Australia; achieving commercial operation of the Garden Plain wind project and Northern Goldfields solar and storage project in 2022; achieving commercial operation for the White Rock wind facilities in 2023; expand the development pipeline; recontracting  each of Sarnia, Pingston and Upper Mamquam; and progressing the rehabilitation of Kent Hills to safely return the wind facility back to full operation by 2023, and the cost thereof.  The forward-looking statements contained in this news release are based on current expectations, estimates, projections and assumptions, having regard to the Company's experience and its perception of historical trends, and includes, but is not limited to, expectations, estimates, projections and assumptions relating to: the Company's 2022 Alberta hedge price for volume and production of gas and power, respectively; the Alberta and Mid-C spot price; the AECO gas price; that pricing in Alberta will be driven by fewer planned outages and the expected additions of new wind and solar supply; the regulatory environment; and the extent of regulations pertaining to COVID-19 not becoming significantly more onerous and current conditions and expected future developments.  These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; construction risks, including as it pertains to the supply of equipment and labour availability; changes in market prices where we operate; unplanned outages at generating facilities and the capital investments required; equipment failure and our ability to carry out repairs in a cost effective and timely manner; the effects of weather, catastrophes and public health crises; disruptions in the source of thermal fuels, water, solar or wind required to operate our facilities, including the necessary natural gas supply to support the conversion of the coal units; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion, or at all; negative impact to our credit ratings; legislative or regulatory developments and their impacts; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; general economic conditions in the geographic areas where TransAlta operates; disputes or claims involving TransAlta or TransAlta Renewables; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2020.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-IFRS Measures
This news release contains references to financial measures that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, including EBITDA, and such measures may not be comparable to similar measures presented by other entities. These non-IFRS measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Certain additional disclosures for these non-IFRS financial measures have been incorporated by reference and can be found under the "Additional IFRS Measures and Non-IFRS Measures" and under the "Reconciliation of Non-IFRS Measures" sections of TransAlta's Management's Discussion and Analysis for the nine months ended September 30, 2021, available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission website at www.sec.gov, and on TransAlta's website under the Investor Centre section. TransAlta utilizes these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believes that providing these performance measures on a supplemental basis to its IFRS results is helpful to investors in assessing the overall performance of TransAlta's businesses. TransAlta cautions readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

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For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S, Email: investor_relations@transalta.com; Media Inquiries, Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 18-JAN-22